UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Standard Dental Labs Inc.

(Exact Name of Registrant as Specified in Charter)

Nevada	88-0411500
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

424 E Central Blvd, Suite 308

Orlando, Florida 32801

(Full Mailing Address of Principal Executive Offices)

(321) 465-9899

Issuer’s Telephone Number, Including Area Code

ITEM 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Standard Dental Labs Inc. (the "Company", or "SDL") provides an analysis of, and should be read in conjunction with, our unaudited condensed interim consolidated financial statements as at, and for the six months ended, June 30, 2025, and the related notes thereto (together, the "Interim Financial Statements").

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements that involve numerous risks and uncertainties. The statements herein which are not historical reflect our current expectations and projections about the Company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend, " or "project" or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" included in our Form 1-A/A as filed with the Commission on July 25, 2025, as amended and supplemented to date by submissions on Form 1-U, and matters described in this MD&A generally. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business, activities, and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this MD&A will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about the Company include financial projections and future estimates and expectations about the Company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Corporate History

Standard Dental Labs Inc. (f/k/a Costas, Inc.) was incorporated in the State of Nevada on December 10, 1998. Prior to its current business, Standard Dental Labs was a development stage company that had a primary business plan to acquire, improve, and re-market undeveloped real estate in Las Vegas, Nevada and its surrounding communities.

2

On January 21, 2015, the Company engaged Mr. James Brooks under a consulting agreement pursuant to which Mr. Brooks agreed to devote his full-time efforts to build and develop the Company’s technological and marketing platforms. On September 18, 2017, the court entered an order in favor of Mr. Brooks granting a judgment in the amount of $1,114,500 against the Company. On December 23, 2021, the Company entered into an 8% Convertible Promissory Note with Brooks in the amount of $1,171,727 in satisfaction of the outstanding judgment. The convertible promissory note bears interest rate at 8% per annum for a period of 12 months. The holder has the right to convert any or all of the outstanding principal into shares of the Company’s common stock at a conversion price of $0.001 per share. Shortly thereafter, Brooks converted $175,000 of the balance due and owing under the Note into 15,000,000 shares, which resulted in Mr. Brooks becoming the Company’s controlling stockholder. On October 21, 2020, Mr. Brooks, as a majority shareholder, filed a motion requesting the appointment of a Receiver over our company. On March 25, 2021, the Receiver filed a motion with the Court requesting approval to appoint Mr. Brooks as an officer and director of our company and to increase our authorized capital and subsequently to issue sufficient common and preferred shares on terms to be finalized with Mr. Brooks, whereby Mr. Brooks became the controlling stockholder of our company. On December 30, 2021, Mr. James Brooks was appointed the Company’s sole officer and director in place of Mr. Fred Waid. On March 2, 2023, Mr. Brooks assigned $10,000 of his convertible note leaving the principal amount of $1,161,727 due and payable.

On February 9, 2022, an Order was entered by the Eighth Judicial District Court, Clark County, Nevada, Case No. A-17-749977D, terminating the receivership for our company.

On May 6, 2022, the company entered into an asset purchase agreement with Standard Dental Labs Inc. (“SDL”), a Wyoming corporation controlled by the company’s CEO, James Brooks, to acquire certain assets including: (i) a ready to implement business model and platform for the identification and acquisition of small to medium sized dental labs in the United States, and (ii) a fully developed branding package created around SDL, including logo, website, presentation materials and corporate name. Under the terms of the acquisition agreement, assets valued at $75,900 were acquired through the issuance of a total of 1,583,088 shares of the Company’s restricted common stock to SDL. With the conclusion of this acquisition, the Company planned to operate in the dental lab industry, paving the way for future acquisitions and consolidations in the industry. The assets acquired from SDL did not constitute an operating business, but rather an immediately actionable plan and branding concept from which the Company identified its first operating dental lab targets.

On August 15, 2022, the Company announced the completion of a definitive agreement to acquire the assets of Prime Dental Lab, LLC (“Prime Dental” or “PDL”), an Orlando-based dental lab in operation since 2012. The purchased assets consisted of (i) accounts receivable; (ii) inventories; (iii) deposits, advances, pre-paid expenses and credits relating to prepaid packages; (iv) furniture, fixtures, machinery, equipment, computer hardware and software, and all other tangible assets; (v) intellectual property including the right to continue using the name “Prime Dental Lab LLC; (vi) permits and licenses; and (vii) all information (including client lists), files, databases, correspondence, records, data, plans, reports, etc. We accounted for the August 15, 2022 transaction with Prime Dental as a reverse recapitalization whereby Prime Dental was determined as the accounting acquirer and Standard Dental as the accounting acquiree. This determination was primarily based on Standard Dental acquiring all of the operating assets of Prime Dental, Standard Dental first commencing operating activities following completion of the transaction and the Prime Dental assets acquired in the transaction accounting for the majority of Standard Dental’s operating assets upon commencement of operations. While Standard Dental Labs was the legal acquirer, because Prime Dental was determined the accounting acquirer, the historical financial statements of Prime Dental became the historical financial statement of Standard Dental, upon consummation of the transaction, and the comparative financial information reflects the historical operations and financial position of Prime Dental prior to the transaction. As a result, the financial statements included in the accompanying consolidated financial statements reflect (i) the historical operating results of Prime Dental prior to the transaction; (ii) the combined results of Standard Dental and Prime Dental following the closing of the transaction; (iii) the assets and liabilities of Standard Dental at their historical cost with no goodwill or step-up in asset values; and (iv) Standard Dental’s equity structure for all periods presented (restated to reflect the legal capital structure of Standard Dental). (See Note 5).

3

Upon completion of the asset purchase, and by virtue of the fact the Company acquired all rights to the name and branding associate with Prime Dental Lab, LLC, PDL changed its name to Smile Dental (all references hereinafter to Prime Dental, Prime Dental Lab, and PDL shall be construed and interpreted as references to Smile Dental). The Company agreed to total consideration of $700,000 comprised of $560,000 in stock (the “Share Consideration”), $140,000 in cash (the “Cash Consideration”), and up to 10% of the Share Consideration in additional stock options. The Cash Consideration was payable in two installments of $70,000 with the first installment due at closing and the second installment due upon the Company being successful in achieving a registered financing under an S-1 registration statement, or on such earlier date as may be agreed in writing by the Parties. The Asset Purchase Agreement does not have any termination provisions.

The Share Consideration is subject to a lock-up agreement for a term of twenty-four months from the issuance date, whereunder Smile Dental is entitled to receive a quarterly release of 12.5% of the total Share Consideration, subject to confirmation that the quarterly revenues generated by the PDL purchased assets exceed 12.5% percent of the PDL’s 2021 annual revenue.

In order to facilitate ongoing lab operations and to seamlessly service its acquired customer base, the Company entered into a subcontractor agreement with Smile Dental on August 31, 2022, as amended April 30, 2023, whereunder Smile Dental agreed to provide ongoing labor, quality control and delivery services during a period of up to two years from the latest date as a subcontractor to Standard Dental. Currently, all labor in our dental lab is performed under the Smile Dental subcontractor agreement. Any and all disputes arising under the Subcontractor Agreement must be resolved through binding arbitration through the Florida Circuit – Civil Mediator Society.

Concurrent with the closing of the acquisition of certain assets from Smile Dental, the Company entered into a subcontractor agreement with Mr. John Kim for the provision of certain services including labor, materials, supplies and manufacturing expertise with respect to the servicing of the Company’s client list for dental prosthetics and orthotics. Mr. Kim shall be available for the Company’s exclusive use certain acquired assets in order to facilitate the provision of finished products. As consideration under the terms of the agreement, Mr. Kim and his management company, Smile Dental, shall be entitled to retain all gross profits from the sale of such finished goods, net the cost of use of the production equipment, as management fees. The agreement has an initial term of up to two (2) years and either the Company or Mr. Kim may terminate the agreement with six (6) months’ written notice, in order to provide the Company sufficient time to identify, hire and train a suitable replacement.

Upon acquisition of the customers and operational assets of Smile Dental, the Company immediately commenced revenue generating operations effective September 1, 2022, and reported gross revenues of $173,329 in the four-month period ended December 31, 2022, and associated costs of goods sold totaling $101,054 for gross profit of $72,275.

On March 24, 2023 the Company and Smile Dental executed an addendum to the definitive agreement with Smile Dental (the “Smile Dental Amendment”) whereunder the Cash Consideration as part of Purchase Price was revised so that the first instalment shall be released immediately upon execution of the Smile Dental Amendment, or March 24, 2023, and the second Cash Instalment shall be payable on the date that is no later than seven (7) calendar days subsequent to the receipt of proceeds from the financing associated with this application.

The Company is now operating in the dental lab industry and is currently manufacturing dental prosthetics for dentists and dental clinics via its first operational lab facility. Our existing dental lab supplies dentists and dental clinics with dental prosthetics such as crowns, bridges, and implants, including other prosthetics.

4

Our Current Business

Our current business activities include operating and developing the Company’s dental lab business. The Company currently has one operating dental lab which is operated by Smile Dental pursuant to the Company’s subcontractor agreement as described above.

Standard Dental Labs produces several kinds of dental prosthetics. The Company uses state-of-the-art equipment such as 3D scanners, printers and 5-axis milling machines, along with several other types of machinery needed to complete jobs for dental clinics.

The consolidation of dental and medical clinics has been an increasing trend over the past two decades, but only recently have investors focused on dental labs. We see this as an opportunity to apply similar strategies to what has been learned from other consolidations.

The Company is open to acquiring additional independent dental laboratories that are looking to exit the market. However, we do not currently have any plans or strategies in place to identify potential acquisition targets. We are primarily focused on growing the existing business organically and believe that, in so doing, we will be able to identify and uncover opportunities for potential acquisitions.

The Company operates day-to-day as a full-service dental lab. With more than 50 dental clinics as clients, we produce roughly 500 dental prosthetics each month. As per industry standard, we do not have any definitive agreements in place with these dental clinics. The items we manufacture and produce are shipped using standard carriers.

Previously, the Company has engaged the labor and manufacturing services of Smile Dental as a contract manufacturer. On July 1, 2025, the Company and Smile Dental mutually agreed to the termination of the subcontracting agreement. The Company is now managing its own lab facility and is leasing the building and property. Manufacturing of dental prosthetics is now performed by Company employed technicians and client relationships are managed directly by Standard Dental Labs. Management expects, based on operations to date, that costs related to operations will remain approximately the same as under the subcontracting agreement and expects that costs will decrease as the Company grows the size and number of labs it operates, due to economies of scale.

Our goal is to open a large and modern facility in Orlando, Florida to accommodate 75 full-time employees, including dental lab technicians. We have not undertaken specific steps at this time for this facility and would not anticipate doing so until we have acquired at least 3 additional dental labs.

We sell our dental lab products and market these products to our clients using our acquired tradename Prime Dental Lab LLC and compensate Smile Dental for contract services provided. Smile Dental in turn reimburses the company for the use of our acquired dental lab equipment. In the past two fiscal years ended December 31, 2024 and 2023, we have compensated Smile Dental $98,642 and $118,677 respectively for services under their contract.

The 500 orders that are delivered each month are completed by the contracted dental lab techs. With 60+ techs working in the new facility, we expect tech productivity to factor on par or better than current levels due to improved support technologies and equipment in our new facility.

Results of Operations for our Six Month Periods Ended June 30, 2025 and 2024

Our net income (loss) and comprehensive income (loss) for our six month period ended June 30, 2025, for our six month period ended June 30, 2024, and the changes between those periods for the respective items are summarized as follows:

For the six month period ended June 30, 2025 and 2024, the Company generated revenues of $163,261 and $140,540, respectively. The Company experienced a increase in revenue as a result of an increase in the volume of products being manufactured, which the Company expects to continue moving forward. Our cost of goods sold increased slightly from $82,632 at June 30, 2024, to $84,847 at June 30, 2025, due to increased volume, however the Company expects improved manufacturing efficiency and cost of good reductions, which efficiencies and reductions the Company expects to continue moving forward.

5

Operating expenses for the six months ended June 30, 2025, and 2024 were $458,450 and $198,207, respectively, an increase of $260,243. As summarized in the table below, selling and marketing expenses decreased by $55,200 due to efforts to save funds pending regulatory approvals for a name change and reverse split ahead of the Company’s Regulation A offering, while general and administrative expenses were up by $11,824 due to increased costs related to obtaining regulatory approval of the name change and reverse stock split. Professional fees saw an increase of $303,410 due to increased legal, accounting, and audit expenses in relation to seeking regulatory approval of the name change and reverse stock split and the Company’s Regulation A offering. The Company expects increased legal, accounting and audit expenses to continue as it works towards completion of its Regulation A offering in 2025 and increased compliance costs in connection with Regulation A reporting.

In the six months ended June 30, 2025 and 2024, the Company reported net operating losses of ($380,036) and ($140,299), respectively, an increase of $239,737, due primarily to the increase in professional fees as discussed above. Net loss for the six months ended June 30, 2025, and 2024 was $(424,347) and $(283,541), respectively, an increase of $140,806, due primarily to the increase in professional fees as discussed above.

	For the Six Months Ended
	June 30, (Unaudited)
	2025	2024

Revenue	$163,261	$140,540
Cost of goods sold	84,847	82,632
Gross profit	78,414	57,908

Operating expenses:
Selling and marketing expense	5,376	60,576
General and administrative expenses	42,588	30,764
Professional fees	400,240	96,830
Depreciation	10,246	10,036
Total operating expenses	458,450	198,207

Operating loss	(380,036)	(140,299)

Other income (expense):
Interest expense	(44,311)	(143,242)
Gain on settlement of debt and liabilities	–	–
Total other income (expense)	(44,311)	(143,242)

Net loss	(424,347)	(283,541)

Net loss per common share - basic and diluted	$(0.01)	$(0.01)

Weighted average common shares outstanding - basic and diluted	30,649,653	22,429,275

6

Liquidity and Financial Condition

As of June 30, 2025, we had cash of $67,626 and negative working capital of $2,642,832. Through June 30, 2025, the Company financed its operations primarily through proceeds from the sales of its equity securities and convertible notes through private placements and cash flow from its dental lab operations.

The Company believes that its current levels of cash will not be sufficient to meet its anticipated cash needs for its operations for at least the next 12 months. The Company will require additional capital resources to fund its operations and pay its obligations as they come due over the next twelve months. The Company may also need to implement a strategy to expand its business or other investments or acquisitions. The Company may sell additional equity or debt securities or enter into a debt facility to satisfy its capital requirements. The sale of additional equity securities could result in dilution to its shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Financing may not be available in amounts or on terms acceptable to the Company if at all. Any failure by the Company to raise additional funds on terms favorable to it, or at all, could limit its ability to expand its business operations and could harm its overall business prospects.

Cash Provided (used in) Operating Activities

During the six months ended June 30, 2025, cash used in operating expenses was $(49,140), and consisted of our net loss of $(424,347) offset by depreciation of $10,246, accounts payable and other liabilities of $224,967, accounts receivable of $(10,951), prepaid expenses of $(1,520), convertible notes of $84,677, interest on convertible notes of $25,184 and convertible note- shareholder, net of $42,604. During the six months ended June 30, 2024 cash used in operating expenses was $(151,731), and consisted of our net loss of $(283,541) offset by depreciation of $10,036, amortization of discounts on convertible debt of $90,949 and interest on convertible notes of $30,825.

Cash Provided by Investing Activities

There was no cash used in investing activities in the six months ended June 30, 2025 and 2024.

Cash Provided by Financing Activities

Cash provided by financing activities totaled $115,000 for the six months ended June 30, 2025, including proceeds from convertible notes payable of $115,000.

Cash provided by financing activities totaled $150,383 for the six months ended June 30, 2025, including proceeds from convertible notes payable of $125,000 and advances payable from related parties of $25,383.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles used in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our financial statements is critical to an understanding of our financials.

7

Going Concern

We have suffered recurring losses from operations. The continuation of our Company as a going concern is dependent upon our Company attaining and maintaining profitable operations and/or raising additional capital. The financial statements do not include any adjustment relating to the recovery and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should our Company discontinue operations.

The continuation of our business is dependent upon us raising additional financial support and/or attaining and maintaining profitable levels of internally generated revenue. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The new guidance, among other things, simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments, and amends existing earnings-per-share (“EPS”) guidance by requiring that an entity use the if converted method when calculating diluted EPS for convertible instruments. ASU 2020-06 is effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted the new guidance effective from January 1, 2024.

8

ITEM 2. Other Information

None.

ITEM 3. Financial Statements

The accompanying semi-annual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with U.S. GAAP. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s annual financial statements for the year ended December 31, 2024 as included in the Company’s Form 1-A/A as filed with the Commission on July 17, 2025.

In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

9

10

STANDARD DENTAL LABS INC.

(formerly Costas, Inc.)

Condensed Interim Balance Sheets

(Unaudited – Expressed in United States dollars)

	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash	$67,626	$1,766
Accounts receivable	10,951	–
Prepaid expenses	1,520	–
	80,097	1,766
Non-current assets:
Property and equipment, net	23,562	30,640
Intangible assets	12,136	15,304
	35,698	45,944

Total assets	$115,795	$47,710

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$293,690	$68,723
Convertible notes	1,288,026	984,900
Interest on convertible notes	104,572	79,388
Convertible note-shareholder, net	966,641	924,037
Other current liability	70,000	70,000
Total liabilities	2,722,929	2,127,048

Stockholders' equity (deficit):
Common stock, 2,000,000,000 shares authorized, $0.02 par value, 32,337,430 shares issued and outstanding at June 30, 2025 and 30,447,818 shares issued and outstanding at December 31, 2024	646,749	608,957
Additional paid-in capital	(546,112)	(405,292)
Accumulated deficit	(2,707,771)	(2,283,003)
Total stockholders' equity (deficit)	(2,607,134)	(2,079,338)
Total liabilities and stockholders' equity (deficit)	$115,795	$47,710

The accompanying notes are an integral part of these interim financial statements

F-1

STANDARD DENTAL LABS INC.

(formerly Costas, Inc.)

Condensed Interim Statements of Operations

(Unaudited – Expressed in United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue	$57,824	$73,176	$163,261	$140,540
Cost of goods sold	65,011	43,217	84,847	82,632
Gross profit	(7,187)	29,959	78,414	57,908

Operating expenses:
Selling and marketing expense	3,172	30,016	5,376	60,576
General and administrative expenses	11,496	14,318	42,588	30,764
Professional fees	217,900	23,407	400,240	96,830
Depreciation	5,123	4,580	10,246	10,036
Total operating expenses	237,691	72,322	458,450	198,207

Operating loss	(244,878)	(42,363)	(380,036)	(140,299)

Other income (expense):
Interest expense	(8,112)	(112,417)	(44,311)	(143,242)
Total other income (expense)	(8,112)	(112,417)	(44,311)	(143,242)
Net loss	$(252,990)	$(154,780)	$(424,347)	$(283,541)

Net loss per common share - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted average common shares outstanding - basic and diluted	30,849,270	22,572,132	30,649,653	22,429,275

The accompanying notes are an integral part of these interim financial statements

F-2

STANDARD DENTAL LABS INC.

(formerly Costas, Inc.)

Condensed Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Expressed in United States dollars)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2023	24,123,918	$482,478	$(406,341)	$(1,746,954)	$(1,670,817)
Beneficial conversion feature associated with convertible notes	–	–	15,000	–	15,000
Net loss	–	–	–	(128,760)	(128,760)
Balance at March 31, 2024	24,123,918	$482,478	$(391,341)	$(1,876,136)	$(1,784,998)
Beneficial conversion feature associated with convertible notes	–	–	145,000	–	145,000
Net loss	–	–	–	(154,780)	(154,780)
Balance at June 30, 2024	24,123,918	$482,478	$(246,341)	$(2,030,916)	$(1,794,778)

Balance at December 31, 2024	30,447,818	$608,957	$(405,292)	$(2,272,976)	$(2,069,311)
Beneficial conversion feature associated with convertible notes	–	–	(49,438)	–	(49,438)
Net loss	–	–	–	(171,357)	(171,357)
Balance at March 31, 2025	30,447,818	$608,957	$(454,730)	$(2,454,781)	$(2,300,555)
Beneficial conversion feature associated with convertible notes	–	–	(66,188)	–	(66,188)
Issuance of shares for conversion of notes	1,889,612	$37,792	(25,194)	–	12,598
Net loss	–	–	–	(252,990)	(252,990)
Balance at June 30, 2025	32,337,430	$646,749	$(546,112)	$(2,707,771)	$(2,607,134)

The accompanying notes are an integral part of these interim financial statements

F-3

STANDARD DENTAL LABS INC.

(formerly Costas, Inc.)

Condensed Interim Statements of Cash Flows

(Unaudited – Expressed in United States dollars)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(424,347)	$(283,541)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,246	10,036
Amortization of debt discount		90,949
Changes in certain assets and liabilities:
Accounts receivable	(10,951)	–
Prepaid expenses	(1,520)	–
Accounts payable and other liabilities	224,967	–
Convertible notes	84,677	–
Interest on Convertible notes	25,184	30,825
Convertible note-shareholder, net	42,604	–
Other current liabilities	–	–
Net cash used in operating activities	(49,140)	(151,731)

Cash flows from financing activities:
Proceeds from convertible notes	115,000	125,000
Advance payable - related party	–	25,383
Issue of Shares	–	–
Net cash provided by operating activities	115,000	150,383

Net change in cash and cash equivalents	65,860	(1,348)
Cash and cash equivalents at beginning of the period	1,766	1,953
Cash and cash equivalents at end of the period	$67,626	$605

The accompanying notes are an integral part of these interim financial statements

F-4

STANDARD DENTAL LABS INC.

(formerly Costas, Inc.)

Notes to the Condensed Interim Financial Statements

for the three and six months ended June 30, 2025 and 2024

(Unaudited – Expressed in United States dollars)

Note 1 – Nature of Operations and Basis of Presentation

Standard Dental Labs Inc. (“Standard Dental” or the “Company”) is a dental laboratory platform focused on serving dental clinics across the United States. The Company was originally incorporated in Nevada in 1998 as Costas, Inc. and formally changed its name to Standard Dental Labs Inc. in March 2024. The Company’s registered office is located at 424 E Central Blvd, Suite 308, Orlando, Florida 32801. The Company’s shares are traded in the United States of America on the OTC Markets under the trading symbol “TUTH”. In August 2022, the Company completed the acquisition of the operating assets of Prime Dental Lab, LLC (“Prime Dental” or the “Operating Company”), an Orlando-based dental laboratory, marking the commencement of its operating activities in the dental lab industry.

Since that time, the Company has focused on developing its business model, refining operational processes, and building a foundation for long-term growth. Key strategic initiatives include expanding client relationships, investing in platform infrastructure, and establishing a dedicated sales and outreach function to drive organic growth.

Note 2 – Going Concern

These unaudited condensed interim financial statements for the three months ended June 30, 2025 and 2024 have been prepared on a going concern basis, which assumes the Company will continue to operate and meet its obligations for at least the next twelve months.

As of June 30, 2025, the Company had cash of $67,626 (December 31, 2024 – $1,766) and an accumulated deficit of $2,707,771 (December 31, 2024 – $2,283,003). The Company has not yet achieved sustained profitability and continues to rely on external financing. During the six months ended June 30, the Company raised $115,000 through convertible notes (2024 – $125,000) but does not generate sufficient revenue to cover operating costs.

Management is evaluating strategic financing options, including a potential Regulation A offering, private placements, or support from the Company’s sole officer and director. However, there can be no assurance that additional capital will be secured on acceptable terms, or at all.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that may result from this uncertainty.

Note 3 – Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

F-5

STANDARD DENTAL LABS INC.

(formerly Costas, Inc.)

Notes to the Condensed Interim Financial Statements

for the three and six months ended June 30, 2025 and 2024

(Unaudited – Expressed in United States dollars)

Significant estimates used in these financial statements include:

•	The determination of useful lives and recoverability of long-lived assets, including property and equipment

•	Valuation of convertible notes and associated beneficial conversion features

•	Classification of expenses associated with the Company’s services agreement (e.g., determining amounts to be included in cost of goods sold versus selling and marketing expense)

•	The application of recapitalization accounting in connection with the Prime Dental transaction and the corresponding equity structure restatement

•	Assessment of contingencies and going concern uncertainties

Estimates are reviewed on an ongoing basis and adjusted as necessary in the period they become known.

Note 4 – Material Accounting Policy Information

The accounting policies applied in the preparation of these financial statements are consistent with those applied and disclosed in the notes to the Annual Financial Statements.

Note 5 – Related Party Transactions

On December 23, 2021, the Company issued an 8% Convertible Promissory Note to Mr. James Brooks in the principal amount of $1,171,727. The note bears interest at 8% per annum and initially matured on December 31, 2022. Mr. Brooks has extended the maturity date annually, and the note now matures on December 31, 2025.

The note is convertible into common shares of the Company at a price of $0.02 per share (post-split). A full beneficial conversion feature equal to the face value of the note was recognized and amortized over the original 12-month term.

The balance of the note is reconciled periodically, considering (i) interest accrued on the outstanding principal, (ii) reimbursable business expenses paid personally by Mr. Brooks, (iii) withdrawals made by Mr. Brooks, (iv) any transfers from Mr. Brooks’ balance to third parties, and (v) monthly management consulting services that started in 2025. Withdrawals and transfers reduce the amount owed under the note. Any excess or shortfall arising from timing differences among accrued interest, expenses, withdrawals, and transfers is reflected as a related party payable or receivable.

In 2025, the Company engaged Fastbend Holdings Inc., a company controlled by CEO James Brooks, to provide monthly management consulting services. The agreement includes strategic planning, operational support, and executive advisory functions for a fixed fee of $20,000 per month. During the three and six months ended June 30, 2025, the Company incurred $60,000 (2024: $0) and $120,000 (2024: $0) in consulting fees which remain outstanding. Management believes the terms are consistent with those in an arm’s length transaction.

F-6

STANDARD DENTAL LABS INC.

(formerly Costas, Inc.)

Notes to the Condensed Interim Financial Statements

for the three and six months ended June 30, 2025 and 2024

(Unaudited – Expressed in United States dollars)

During the six months ended June 30, 2025, Mr. Brooks assigned $42,500 (2024: $50,000) of the note to third parties who are not related parties. The assigned amounts reduced his outstanding principal balance and increased the balance of 8% Convertible Notes to third parties.

After accounting for accrued interest, reimbursable expenses, withdrawals, transfers, principal repayments, and monthly advisory fees, the outstanding principal balance of the convertible note held by Mr. Brooks was $966,641 as of June 30, 2025 (2024: $924,037).

The remaining balance of the note represents a potentially dilutive equity instrument; however, it was excluded from diluted earnings per share due to the Company’s net loss position.

Note 6 – Convertible Promissory Notes – Third Party

The Company issued unsecured convertible promissory notes to third-party investors under two primary tranches: (i) 8% interest-bearing notes and (ii) zero-interest notes with a beneficial conversion feature (“BCF”). All instruments are convertible into the Company’s common stock at fixed conversion prices. Share and per-share values presented are post-split unless otherwise noted.

8% Convertible Notes: The Company issued a total of $430,900 in 8% convertible promissory notes primarily during 2022 and 2023. These notes carry an annual interest rate of 8%, mature 12 months from issuance, and are convertible into common shares at fixed prices ranging from $0.02 to $0.10 per share. A portion of the accrued interest totaling $104,572 remains payable to third-party holders as of June 30, 2025. The remainder of accrued interest, attributable to related party James Brooks, is disclosed separately in Note 5. The increase in the of these notes during this period are related to transfers from Mr. Brooks to third parties.

At issuance, a beneficial conversion feature (BCF) was recognized on these notes and amortized over their respective terms. As all notes in this tranche exceeded their 12-month maturity as of year-end 2024, the associated BCF has been fully amortized.

0% Convertible Notes: During the period ended June 30, 2025, the Company issued $115,000 (2024 - $125,000) in zero-interest convertible notes. These notes are convertible into common shares at fixed prices ranging from $0.02 to $0.10 per share and contain embedded BCFs. During the period the Company recognized a total BCF of $52,374 related to all issuances, which was recorded as a debt discount and amortized over the 12-month term. No interest expense was recorded on these notes due to the 0% coupon.

During the period ended June 30, 2025, holders converted $37,792 under these instruments, resulting in the issuances of 1,889,612 common shares. Certain holders of $80,000 in these instruments have contested the validity of these conversions and are seeking cancelation of the 5,074,150 shares issued to them on conversion and payment of the $80,000 in principal plus interest.

The Company has applied consistent accounting treatment to all convertible promissory notes, recognizing any intrinsic BCF at issuance and amortizing the related discount over the respective contractual terms.

F-7

STANDARD DENTAL LABS INC.

(formerly Costas, Inc.)

Notes to the Condensed Interim Financial Statements

for the three and six months ended June 30, 2025 and 2024

(Unaudited – Expressed in United States dollars)

Summary of Outstanding Balances:

As of June 30, 2025, the Company had the following convertible note balances outstanding with third parties:

Instrument	Principal	Unamortized Discount (BCF)	Net Carrying Value
8% Convertible Notes	$463,400	$–	$463,400
0% Convertible Notes	878,000	(53,374)	824,626
Total	$1,341,400	$(53,374)	$1,288,026

As of December 31, 2024, the Company had the following convertible note balances outstanding with third parties:

Instrument	Principal	Unamortized Discount (BCF)	Net Carrying Value
8% Convertible Notes	$430,900	$–	$430,900
0% Convertible Notes	723,000	(169,000)	554,000
Total	$1,153,900	$(169,000)	$984,900

All third-party convertible promissory notes are classified as current liabilities as of June 30, 2025. The Company excluded all potentially dilutive shares associated with these notes from the calculation of diluted earnings per share due to the net loss position for the periods presented (see Note 8).

Note 7 – Stockholders’ Equity

As of June 30, 2025, the Company was authorized to issue up to 2,000,000,000 shares of common stock with a par value of $0.02 per share. On March 20, 2025, the Company effected a 1-for-20 reverse stock split. All common share amounts and per-share data presented in these financial statements have been adjusted to reflect the reverse stock split.

During the six months ended June 30, 2025, the Company issued 1,889,612 (2024 - 0) shares as a result of convertible note conversions.

As of June 30, 2025, the Company had 32,337,430 (December 31, 2024 - 30,447,818) common shares issued and outstanding.

Note 8 – Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by including potentially dilutive securities, such as convertible instruments and stock options, using the treasury stock or if-converted method, as applicable. For the three and six months ended June 30, 2025 and 2024, all such instruments were anti-dilutive and have been excluded from the computation of diluted loss per share and the earnings (loss) per share was ($0.01) (2024 – ($0.01))

F-8

STANDARD DENTAL LABS INC.

(formerly Costas, Inc.)

Notes to the Condensed Interim Financial Statements

for the three and six months ended June 30, 2025 and 2024

(Unaudited – Expressed in United States dollars)

Note 9 – Commitments and Contingencies

As of June 30, 2025, the Company did not have any material commitments for capital expenditures.

However, the Company maintains several contractual and operational arrangements that could give rise to future obligations, including:

•	A services agreement with the contracted operator of the Company’s Orlando-based dental laboratory, as discussed in Note 8 of the annual Financial Statements, which is subject to six months’ termination notice.

•	Convertible notes issued to related and third-party investors, which contain embedded features that may trigger conversion or settlement depending on future financing events or maturity. If exercised, these features could result in the issuance of additional common shares, potentially diluting existing shareholders, or, in certain cases, require cash settlement.

•	Ongoing legal and regulatory compliance expenses associated with preparing for a potential Regulation A Tier 2 offering.

Management has assessed all known contractual obligations, contingencies, and potential legal matters through the date these financial statements were available to be issued. There were no material loss contingencies that met the recognition criteria under ASC 450, Contingencies.

Note 10 – Subsequent Events

On May 15, 2025, the Company submitted a Form 1-A offering statement under Regulation A of the Securities Act of 1933 with the United States Securities and Exchange Commission. The filing is part of the Company’s capital raising strategy to support its growth objectives and ongoing operational funding requirements. The offering is subject to SEC review and qualification, and there can be no assurance as to the timing or outcome of the review process.

On July 1, 2025, the Company terminated the services agreement with the contracted operator of the Company’s Orlando-based dental laboratory and started bringing those services in-house.

F-9

ITEM 4. Exhibits

Index to Exhibits

Exhibit No.:	Description of Exhibit	Incorporated by Reference to:

2. Charter and Bylaws
2.1	Articles of Incorporation	1-A (08/11/2025)
2.2	Bylaws	1-A (04/25/2024)

4. Subscription Agreement
4.1	Subscription Agreement	1-A (04/25/2024)

6. Material Agreements
6.1	Smile Dental Subcontractor Agreement	1-A/A(08/01/2024)
6.2	Smile Dental Subcontractor Agreement (as amended)	1-A/A(08/01/2024)
6.3	PDL Lockup Agreement	1-A/A(08/01/2024)
6.4	PDL Asset Purchase Agreement	1-A/A(08/01/2024)
6.5	Convertible Promissory Note (James Brooks)	1-A/A(08/01/2024)
6.6	Form of Investor Convertible Promissory Note	1-A/A(08/01/2024)
6.7	Lease Agreement for Lab Facility	1-A (08/11/2025)

11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD DENTAL LABS INC.

By:  /s/ James D. Brooks

James D. Brooks, Chief Executive Officer

Date: October 1, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the dates indicated.

By:  /s/ James D. Brooks

James D. Brooks, Chief Executive Officer

(Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer)

Date: October 1, 2025

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